EXHIBIT 4.14

Retention award – Mr Graeme D Willis (as Acting Executive General Manager, Risk Management)

May 2004

Graeme Willis

Acting EGM Credit Risk Management

Level 35, 500 Bourke Street

MELBOURNE VIC 3000

Dear

First of all, I would like to thank you for all your help and support over the last few months.  Now that the dust has settled, I have been able to turn my mind towards ensuring that you are properly rewarded for the extra responsibilities that you have taken on.  I am pleased to advise you of the following remuneration arrangements.

Share Award

Subject to the criteria outlined below, you will be entitled to a National share award of 60% of your current TEC.  This equates to $270,000.

•                  20% of this award will be used to purchase shares with immediate effect.

•                  30% of this award will be used to purchase shares upon the appointment of an incumbent to the position you are acting in.  This would also apply if you were the successful candidate.

•                  50% of this award will be used to purchase shares six months after a permanent appointment has been made.  This amount will be subject to your co-operation in the handover process.  If you are appointed to the role you will still be entitled to the shares under this tranche.

The shares will be purchased on a pre-tax basis at a price equal to the average of the closing prices for the five days immediately following the date of this letter.

You will be entitled to receive any dividends that are paid by the National while the shares remain in trust.

The earliest you can apply to have the shares released is six months after a permanent appointment has been made to the position.  The shares may remain in trust on a tax-deferred basis for up to ten years from the date of issue(1).

Current Year Incentive Opportunity (FY’04)

For the current incentive year, you will have your opportunity increased on a pro-rated basis to that of the previous incumbent, ie a target percentage of $250,000 for the second half of this year.  Any payment of the incentive would continue to remain subject to your achieving the performance objectives of your previous position and the new position over the year.

All other terms and conditions of your current employment agreement remain the same.

I look forward to your ongoing support and diligence during this challenging period for the National Group and would thank you once again for your support to date.

Regards

(1)           While the shares remain in trust they will be subject to forfeiture on serious misconduct only.